UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Versata, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   925298-200
                                 (CUSIP Number)

                                  May 26, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 13 Pages

CUSUIP No. 604690107                13G                  Page 2 of 9 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    453,641

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    453,641
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             453,641
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY
             AMOUNT IN ROW (9)
             5.6%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSUIP No. 604690107               13G                  Page 3 of 9 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    453,641

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    453,641
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             453,641
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.6%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSUIP No. 604690107                13G                  Page 4 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Charles Frumberg
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                         453,641

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    453,641
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             453,641
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.6%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSUIP No. 604690107                 13G                  Page 5 of 9 Pages

Item 1.

(a)  Name of Issuer

          Versata, Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices

          300 Lakeside Drive, Suite 1500
          Oakland, CA 94612

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

          Emancipation Capital, LP
          153 E. 53rd St.,  Suite 26B
          New York, NY 10022
          Citizenship: Delaware

          Emancipation Capital, LLC
          153 E. 53rd St.,  Suite 26B
          New York, NY 10022
          Citizenship: Delaware

          Charles Frumberg
          c/o Emancipation Capital, LLC
          153 E. 53rd St.,  Suite 26B
          New York, NY 10022

          Citizenship: United States

Item 2(d)  Title of Class of Securities

          Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e)  CUSIP Number

          925298-200

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSUIP No. 604690107                 13G                  Page 6 of 9 Pages


(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   As of the date hereof, each Reporting Person may be deemed the beneficial owner of 453,641 shares of Common Stock owned by Emancipation Capital, LP, a Delaware limited partnership ("Emancipation Capital").

                   Emancipation Capital, LLC, a Delaware limited liability company ("Emancipation Capital LLC"), acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Charles Frumberg. Emancipation Capital LLC and Charles Frumberg disclaim beneficial ownership of the securities held by Emancipation Capital, except for their pecuniary interest therein.

          (b)      Percent of class:

                   Approximately 5.6% as of the date hereof. (Based on the Company's Proxy Statement filed on April 21, 2004, there were 8,120,718 shares of Common Stock issued and outstanding as of April 16, 2004.)


          (c)      Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                            0

                   (ii) Shared power to vote or to direct the vote

                            453,641 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                            0

                   (iv) Shared power to dispose or to direct the disposition of
                            453,641 shares of Common Stock.

CUSUIP No. 604690107                 13G                  Page 7 of 9 Pages


Item 5.  Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.


Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 7, 2004, by and among Emancipation Capital, Emancipation Capital LLC and Charles Frumberg.

CUSUIP No. 604690107                  13G                  Page 8 of 9 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 7, 2004

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/ Charles Frumberg
        ------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL, LLC

By: /s/ Charles Frumberg
    ----------------------------------
    Name:  Charles Frumberg
    Title: Managing Member





CHARLES FRUMBERG

/s/ Charles Frumberg
----------------------------------

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.001 par value, of Versata, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 7, 2004

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/ Charles Frumberg
        ----------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL, LLC

By: /s/ Charles Frumberg
    ----------------------------------
    Name:  Charles Frumberg
    Title: Managing Member





CHARLES FRUMBERG

/s/ Charles Frumberg
----------------------------------